UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011
Commission File Number 001-34919
SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Koichi Miyata
	Name:	Koichi Miyata
	Title:	Director and Senior Managing Executive Officer
Date:     February 14, 2011

Capital Ratio as of December 31, 2010
TOKYO, February 14, 2011 --- Sumitomo Mitsui Financial Group, Inc. announced today capital ratios and the related information as of December 31, 2010.
I.   Sumitomo Mitsui Financial Group (on a consolidated basis)
(Billions of yen, except ratios)

		December 31,		March 31,	September 30,
		2010	Change	2010	2010

(1)	Capital ratio	16.54%	1.52%	15.02%	16.02%
	Tier I ratio	12.59%	1.44%	11.15%	12.32%
(2)	Tier I	¥6,486.9	¥454.6	¥6,032.3	¥6,362.2
(3)	Tier II	2,477.6	(86.3)	2,563.9	2,360.8
(4)	Subtraction items	440.3	(27.6)	467.9	451.1
(5)	Total capital (2) + (3) - (4)	8,524.2	396.0	8,128.2	8,271.9
(6)	Risk-adjusted assets	51,513.2	(2,571.3)	54,084.5	51,612.8
(7)	Required capital (6) X 8%	4,121.1	(205.7)	4,326.8	4,129.0

II.  Sumitomo Mitsui Banking Corporation (on a consolidated basis)
(Billions of yen, except ratios)

		December 31,		March 31,	September 30,
		2010	Change	2010	2010

(1)	Capital ratio	18.96%	2.28%	16.68%	18.37%
	Tier I ratio	14.27%	1.94%	12.33%	13.99%
(2)	Tier I	¥6,517.0	¥339.5	¥6,177.5	¥6,416.1
(3)	Tier II	2,438.2	(76.3)	2,514.5	2,298.0
(4)	Subtraction items	294.9	(44.3)	339.2	288.4
(5)	Total capital (2) + (3) - (4)	8,660.3	307.5	8,352.8	8,425.8
(6)	Risk-adjusted assets	45,654.3	(4,418.7)	50,073.0	45,856.1
(7)	Required capital (6) X 8%	3,652.3	(353.5)	4,005.8	3,668.5

III. Sumitomo Mitsui Banking Corporation (on a non-consolidated basis)
(Billions of yen, except ratios)

		December 31,		March 31,	September 30,
		2010	Change	2010	2010

(1)	Capital ratio	21.26%	2.98%	18.28%	20.53%
	Tier I ratio	16.26%	2.51%	13.75%	15.89%
(2)	Tier I	¥6,342.4	¥308.3	¥6,034.1	¥6,240.3
(3)	Tier II	2,254.3	(105.0)	2,359.3	2,148.2
(4)	Subtraction items	305.3	(66.3)	371.6	323.0
(5)	Total capital (2) + (3) - (4)	8,291.3	269.6	8,021.7	8,065.4
(6)	Risk-adjusted assets	38,999.4	(4,870.4)	43,869.8	39,267.3
(7)	Required capital (6) X 8%	3,120.0	(389.6)	3,509.6	3,141.4